

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2024

Teri Loxam
Chief Financial Officer
Compass Pathways plc
44 West 37th Street, 7th Floor
New York, New York 10014

> **Re: Compass Pathways plc**
> **Registration Statement on Form S-3**
> **Filed October 7, 2024**
> **File No. 333-282522**

Dear Teri Loxam:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Benjamin K. Marsh, Esq.